Exhibit 99.1

Baidu Announces Receipt of Withdrawal of

Buyer Group’s Non-Binding Offer to Acquire Qiyi.com, Inc.

BEIJING, July 25, 2016 – Baidu, Inc. (“Baidu”) (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced that the special committee of the Company’s board of directors received a letter from Mr. Robin Yanhong Li, chairman and chief executive officer of Baidu, and Mr. Yu Gong, chief executive officer of Qiyi.com, Inc., who led a consortium of potential buyers (collectively, the “Buyer Group”), stating that the Buyer Group would withdraw the non-binding proposal, dated February 1, 2016, to acquire all of the outstanding shares of Qiyi.com, Inc. (“iQiyi”) beneficially owned by Baidu (the “Proposal”), with immediate effect. The letter stated that as the Buyer Group and Baidu had not been able to reach an agreement on transaction structure and purchase price after rounds of discussions and negotiations, the Buyer Group had determined not to proceed with the Proposal.

Online video is an important vertical for Baidu, in which iQiyi remains a key strategic partner. Baidu will continue to support iQiyi in its continued growth and leadership in the industry.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Investor inquiries email: ir@baidu.com

Media inquiries email: intlcomm@baidu.com